UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 29, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THIRD QUARTER 2015 RESULTS

Q3 revenues of $26.3 million: 17% year-over-year growth and highest quarterly revenue level in four years

MIGDAL HAEMEK, Israel – October 29, 2015 – Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT), today announced its financial results for the quarter ended September 30, 2015.

Highlights of the third quarter 2015

•	Revenues of $26.3 million, up 4% sequentially and 17% year-over-year driven by increased sales to the advanced packaging semiconductor market;
•	Non-GAAP operating income of $1.9 million; GAAP operating income of $1.8 million;
•	Non-GAAP net income of $1.2 million; GAAP net income of $1.0 million;
•	Positive operating cash flow of $5.4 million; and
•	Q4 revenue guidance of $25 to 26.5 million.

Management Comment

Rafi Amit, Camtek’s Chairman and CEO, commented, “Our four-year high in quarterly revenue has been driven by robust sales of Automatic Optical Inspection and Metrology systems to the semiconductor market. These sales reflect growth in the advanced packaging market segment as well as other leading segments such as CMOS Image Sensors and MEMS. Since the introduction of the Eagle product line in the second half of 2014, it has been successful in the marketplace for both new and existing customers. In the third quarter of 2015, a large portion of our semiconductor business came from Eagle sales with particularly strong demand from customers in Taiwan and China. We differentiate ourselves by working closely with industry leaders to provide tailor-made solutions for cutting edge technologies, like advanced packaging.”

Continued Mr. Amit, “With respect to the PCB market, the inspection business remains stable, and the Gryphon is in evaluation with four customers, three in the US and one in Asia. As the Gryphon progresses in its marketing phases, we have decided to integrate the two product lines serving the PCB market (inspection and digital printing) under one business unit. This move will improve the synergies between the sales force and the R&D team, as a result it will allow us to efficiently focus on improving the performances of the Gryphon based on the customers' feedback. Following implementation of market feedback, we will accelerate the process of broader market sales.”

Concluded Mr. Amit, “Looking ahead, we expect our fourth quarter revenue to remain around the same level as seen over the past two quarters. We continue to experience strong order flow, part of which we expect to ship in the first quarter of 2016. We look forward to another solid quarter, bringing our annual revenue to around the $100 million level, representing a significant step-up over that of the past years.”

Third quarter 2015 Financial Results

Revenues for the third quarter of 2015 were $26.3 million, representing growth of 17% compared to third quarter 2014 revenues of $22.4 million.

Gross profit on a GAAP basis in the quarter totaled $11.8 million (44.8% of revenues), compared to $10.0 million (44.4% of revenues) in the third quarter 2014. Gross profit on a non-GAAP basis in the quarter totaled $11.8 million (44.9% of revenues), compared to $10.0 million (44.5% of revenues) in the third quarter 2014.

Operating profit on a GAAP basis in the quarter totaled $1.8 million (6.8% of revenues), compared to $1.0 million (4.6% of revenues) in the third quarter 2014. Operating profit on a non-GAAP basis in the quarter totaled $1.9 million (7.1% of revenues), compared to $1.1 million (5.1% of revenues) in the third quarter 2014.

Financial expenses on a GAAP basis in the quarter totaled $449 thousand, compared to $167 thousand in the third quarter 2014. Financial expenses on a non-GAAP basis in the quarter totaled $327 thousand, compared to a financial income of $60 thousand in the third quarter 2014.

Net income on a GAAP basis in the quarter totaled $1.0 million, or $0.03 per diluted share, compared to net income of $619 thousand, or $0.02 per diluted share, in the third quarter 2014.

Net income on a non-GAAP basis in the quarter totaled $1.2 million, or $0.03 per diluted share, compared to net income of $947 thousand, or $0.03 per diluted share, in the third quarter 2014.  Note that the total number of issued and outstanding shares has increased following the public offering in May 2015.

Cash, cash equivalents, short and long-term restricted deposits as of September 30, 2015, were $37.1 million (out of which $7.9 million are restricted deposits) compared to $32.1 million as of June 30, 2015. Operating cash flow during the quarter was $5.3 million.

Conference Call

Camtek will host a conference call today, October 29, 2015, at 10:00 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 060	at 4:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing product yields and reliability and enabling and supporting customer's latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.
Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2015	2014
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	29,182	18,220
Short-term deposits	-	8,607
Trade accounts receivable, net	23,389	22,341
Inventories	28,027	24,650
Due from affiliated companies	265	501
Other current assets	2,148	2,382
Deferred tax asset	858	858
Total current assets	83,869	77,559
Fixed assets, net	13,285	13,025

Long term inventory	1,827	1,476
Long-term restricted deposit	7,875	729
Deferred tax asset	711	891
Other assets, net	348	348
Intangible assets, net	881	928
Goodwill	1,555	1,555
	13,197	5,927
Total assets	110,351	96,511

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	7,509	9,490
Other current liabilities	18,286	16,279
Total current liabilities	25,795	25,769

Long term liabilities
Liability for employee severance benefits	846	860
Other long term liabilities	4,169	4,150
	5,015	5,010
Total liabilities	30,810	30,779

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
37,242,880 issued as of September 30, 2015 and 32,586,898 issued as of December 31, 2014, outstanding 35,150,504
as of September 30, 2015 and 30,494,522 as of December 31, 2014	148	134
Additional paid-in capital	75,566	63,465
Retained earnings	5,725	4,031
	81,439	67,630
Treasury stock, at cost (2,092,376 as of September 30, 2015 and December 31, 2014)	(1,898)	(1,898)

Total shareholders' equity	79,541	65,732

Total liabilities and shareholders' equity	110,351	96,511

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	73,499	67,713	26,337	22,443	88,313
Cost of revenues	41,019	36,146	14,531	12,474	47,294

Gross profit	32,480	31,567	11,806	9,969	41,019

Research and development costs	10,614	10,705	3,660	3,741	14,406
Selling, general and administrative expenses	17,847	16,086	6,358	5,186	21,417
Reorganization and impairment	-	-	-	-	60
	28,461	26,791	10,018	8,927	35,883

Operating income	4,019	4,776	1,788	1,042	5,136

Financial expenses, net	(1,489)	(861)	(449)	(167)	(1,220)

Income before income
taxes	2,530	3,915	1,339	875	3,916

Income tax	(836)	(646)	(344)	(257)	(579)

Net income	1,694	3,269	995	618	3,337

Net income per ordinary share:

Basic	0.05	0.11	0.03	0.02	0.11

Diluted	0.05	0.11	0.03	0.02	0.11

Weighted average number of
ordinary shares outstanding:

Basic	32,742	30,457	35,150	30,476	30,464

Diluted	32,873	30,542	35,200	30,556	30,545

Camtek Ltd.
Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2015	2014	2015	2014	2014
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	1,694	3,269	995	618	3,337
Acquisition of Sela and Printar related expenses (1)	463	639	122	227	903
Share-based compensation	212	233	92	102	309

Non-GAAP net income	2,369	4,141	1,209	947	4,549

Non –GAAP net income per share , basic and diluted	0.07	0.14	0.03	0.03	0.15
Gross margin on GAAP basis	44.2%	46.6%	44.8%	44.4%	46.4%
Reported gross profit on GAAP basis	32,480	31,567	11,806	9,969	41,019
Acquisition of Sela and Printar related expenses (1)	-	-	-	-	264
Share-based compensation	17	33	7	9	42
Non- GAAP gross margin	44.2%	46.7%	44.9%	44.5%	46.8%
Non-GAAP gross profit	32,497	31,600	11,813	9,978	41,325

Reported operating income attributable to Camtek Ltd. on GAAP basis	4,019	4,776	1,788	1,042	5,136
Acquisition of Sela and Printar related expenses (1)	-	-	-	-	264
Share-based compensation	212	233	92	102	309
Non-GAAP operating income	4,231	5,009	1,880	1,135	5,709

(1)
During the three and the nine months ended September 30, 2015 and 2014 and the twelve months ended December 31, 2014, the Company recorded acquisition expenses of $0.1 million, $0.5 million, $0.2 million, $0.6 million and $0.9 million, respectively, consisting of: (1) Revaluation adjustments of $0.1 million, $0.6 million, $0.2 million, $0.4 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, $0, $0 and $0.3 million, respectively.